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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Luke Energy Ltd.

(Translation of registrant's name into English)

1200, 520 – 5 Avenue S.W., Calgary, Alberta, Canada T2P 3R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luke Energy Ltd.

(Registrant)

Date: April 5, 2004	By:	/s/ Carrie McLauchlin

Carrie McLauchlin
Vice-President, Finance &CFO

Luke Energy Ltd. 1200, 520- 5 Avenue S.W. Calgary, Alberta T2P 3R7 Telephone: (403) 261- 4811 Facsimile: (403) 261-4818 www.lukeenergy.com

For Immediate Release
April 2, 2004

PRESS RELEASE
LUKE ENERGY – NEW GAS PRODUCTION AT MARTEN CREEK
Calgary, Alberta – LUKE ENERGY LTD. announces first gas production from its 100% owned Marten Creek project in Northern Alberta.

Marten Creek is a shallow (1,925 feet) multi-zone Cretaceous gas project located some 150 miles north of Edmonton. During this past winter work season, the Company drilled 10 wells which resulted in eight successful gas well completions, thus firmly establishing Marten Creek as Luke Energy’s first core area.

Seven of eight wells were tied-in before spring break-up in mid-March resulting in current production of 4 million cubic feet per day (mmcf/d) which equates to approximately 660 barrels of oil equivalent per day (boepd) to Luke Energy’s 100% interest. The Company has filled its 4 mmcf/d of firm processing capacity at a nearby mid-streamer’s facility. The wells are performing better than expected and Luke Energy is working on securing additional processing capacity. The Company’s gas is sold on the Alberta spot market, currently at $6.00 Cdn per mcf.

With the new Marten Creek gas, Luke Energy’s current production has increased from 150 boepd to over 800 boepd (90% gas). The results of the winter drilling program have exceeded management’s expectations and plans are to proceed with a second and larger multi-well drilling program for next winter.

Luke Energy is an emerging oil and gas company located in Calgary and focused in Western Canada where it is actively generating new drilling opportunities as well as reviewing strategic acquisitions. At March 31st the Company had estimated working capital of $22 million, no debt and 34.8 million shares outstanding. Luke Energy is listed on the Toronto Stock Exchange under the symbol LKE.

Information Contacts: Harold V. Pedersen, CEO; Mary C. Blue, President; Carrie McLauchlin, CFO
Phone:    (403) 261-4811
Website: www.lukeenergy.com

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.